Exhibit 3.1.2

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

COMMONWEALTH BANKSHARES, INC.

1. Name. The name of the corporation is Commonwealth Bankshares, Inc. (the “Corporation”).

2. Text of Amendment. Article III of the Corporation’s Articles of Incorporation shall be amended to read as follows:

“Section 1. Number of Shares

The aggregate number of shares of Capital Stock which the Corporation shall have authority to issue, the class and par value per share thereof are as follows:

Class	Number of Shares	Par Value Per Share

Common	100,000,000	$2.066
Preferred	1,000,000	$25.00”

The remainder of Article III is not amended hereby.

3. Adoption by Directors. The amendment was adopted on April 20, 2010 by the Corporation’s Board of Directors.

4. Approval by Shareholders. The shareholders of the Corporation’s Common Stock approved this amendment at the Annual Meeting of Shareholders held on June 22, 2010. There were 6,889,431 shares of Common Stock entitled to vote at the Annual Meeting and each share was entitled to one vote on any matter presented for voting thereat.

At the Annual Meeting:

a.	There were 4,968,823 shares voted for, 1,349,388 shares voted against, and 33,736 shares abstaining for Proposal II – to amend the articles of incorporation of the Company to increase the number of authorized shares of common stock, par value $2.066 per share, from 18,150,000 to 100,000,000.

b.	There were 3,650,471 shares voted for, 1,111,506 shares voted against, 19,829 shares abstaining and 1,570,142 broker non-votes for Proposal III – to amend the articles of incorporation of the Company to increase the number of authorized shares of preferred stock, par value $25.00 per share, from 300,000 to 1,000,000.

Dated: June 25, 2010	Commonwealth Bankshares, Inc.

	By:	/s/ Cynthia Sabol
Cynthia Sabol
Executive Vice President and
Chief Financial Officer